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                          May 15, 2023

       Scott Mathis
       Chief Executive Officer
       Gaucho Group Holdings, Inc.
       112 NE 41st Street, Suite 106
       Miami, FL 33137

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 9, 2023
                                                            File No. 333-271761

       Dear Scott Mathis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Victoria Bantz